UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 7, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SenesTech, Inc.

File No. 333-213736 - CF#34261

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       SenesTech, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 21, 2016, as amended.

       Based on representations by SenesTech, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through January 31, 2017
Exhibit 10.11	through January 21, 2018
Exhibit 10.12	through May 15, 2024
Exhibit 10.13	through February 2, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary